FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure: "Disclosure of share ownership – The holding of BlackRock Inc. in Syngenta shares falls below the threshold value of 5%"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

The holding of BlackRock, Inc. in Syngenta shares falls below the threshold value of 5% (total holding including CFDs remains above 5%)

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The BlackRock Inc., 40 East 52nd Street, New York, 10022, U.S.A., disclosed on November 15, 2011, that its holding of Syngenta shares has fallen below the notifiable threshold value of 5% on November 9, 2011. The holding in shares now amounts to 4.98% of the share capital corresponding to 4,668,816 registered shares of Syngenta AG, ISIN CH0011037469, whilst the total holding in Syngenta’s share capital equals 5.05%, consisting of 4,668,816 registered shares and 65,988 CFDs.

The contact person within BlackRock Inc. for this notification is Zaf Fahmy, BlackRock Investment Management (UK) Ltd, 12 Throgmorton Avenue, London, EC2N 2DL, UK.

Basel, Switzerland, November 16, 2011

Syngenta AG

SYNGENTA AG

Date:	November 16, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services